FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the month of

Virginia Gold Mines Inc.
200-116 St-Pierre, Quebec City, QC, Canada G1K 4A7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Please note that pursuant to rule 12g3-2(d)(1), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4176.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

[NAME OF REGISTRANT]
(Registrant)

Date: 12-02-2004 Form 6-K	By: Amélie Laliberté [Print] Name:Amélie Laliberté Title: Investor Relations

Press Release
 September 15, 2004

Highlights

Éléonore Project
19.75 g/t Au / 10 m
19.28 g/t Au / 8 m
17.63 g/t Au / 7 m

La Grande Sud Project
Zone 32
Resource of 350,000 oz of gold

Poste Lemoyne Project
Resource 203,483 t @ 14.5 g/t Au
95,000 oz of gold

Coulon Project
Dom Zone
9.94% Zn; 2.12% Pb; 96.38 g/t Ag;
0.73% Cu / 19.5 m

Dom Nord Zone
1.31% Cu; 0.59% Zn; 12.63 g/t Au / 38.13 m

Corvet Project
Marco Zone
5.12 g/t Au / 13 m, incl. 7.04 g/t Au / 8 m

Contact Zone
10.29 g/t Au (cut) / 4.75 m

Gayot Project
9.03% Ni; 0.6% Cu ; 9 g/t Pd-Pt / 2.55 m
1.1% Ni; 1.32 g/t Pd-Pt / 19.9 m
2.2% Ni; 1.4% Cu; 2.3 g/t Pd-Pt / 11.4 m

Payne Bay Project
0.48% Ni; 0.16% Cu / 321 m

Virginia Gold Mines
TSX-VIA

The most active exploration company in Quebec

Resource Award 2001
Prospector of the Year 1996

Working Capital
Over $18,000,000
-- no debt

Major Partners
BHP Billiton
SOQUEM
Noranda
Novicourt

ÉLÉONORE PROJECT ROBERTO ZONE YIELDS MORE IMPRESSIVE RESULTS

Virginia Gold Mines Inc. (“Virginia”) is pleased to report on the work program currently in progress on its Éléonore project (100% Virginia), located in the Opinaca reservoir area, James Bay.

Following the recent discovery of high-grade auriferous mineralization on the Roberto zone (up to 19.75 g/t Au over 10.0 m in channel – news release of August 11, 2004), Virginia has mobilised an excavator, a bulldozer and a drill on the site to initiate an important exploration program that will follow the lateral and vertical extensions of the Roberto zone and to test several other targets of interest.

To date, the Roberto zone has been followed at surface almost continuously over a lateral distance of nearly 200 m between coordinates 28+60 N / 62+95 E and 30+50 N/63+45 E (see surface plan). The zone is north-south oriented, with a steep dip (80º) towards the east and an average thickness varying between 5 and 12 m. Around line 30 N, the zone seems to split in two branches, with a main segment inflecting towards the east and then continuing towards the north, and a secondary segment oriented west-south-west. The main branch is open towards the north and stripping is currently in progress to trace its extension. The Roberto zone is also open towards the south but additional stripping in that direction is not possible because of thick overburden and the presence of a lake.

Many new channels have been done in the Roberto zone and returned values of up to 19.28 g/t Au over 8.0 m (Tr-04-39/ R10) and 12.48 g/t Au over 12.0 m (Tr-04-39/ R11). The new channel results are reported in table 1 attached.

Five (5) holes (ELE-04-01 to 05) have been drilled to test the vertical extension of the Roberto zone to a depth of 25 to 75 m between lines 28+50 N and 29+50 N (see longitudinal section). All holes have intersected the mineralized zone over lengths varying between 3.8 and 16 m (true thickness of 3 to 13 m). The best intersection has returned an impressive value of 18.85 g/t over 16 m (hole ELE-04-02). Drill results are reported in table 2 attached.

Surface work and drilling have confirmed the continuity of the Roberto zone over a distance of more than 200 m and to a depth of 75 m, and the zone remains open in all directions. Virginia will carry on with stripping, sampling, and drilling throughout the fall of 2004.

It goes without saying that with these very positive results, the Éléonore project will be Virginia’s #1 priority for the months to come. Already an appreciable gold resource is shaping up on the Roberto zone and future drilling will aim at significantly increasing this resource.

Work is carried out by the personnel of Services Techniques Geonordic, under the supervision of Geological Engineer, Paul Archer. He is a qualified person (as defined by National Instrument 43-101) and has more than 20 years of experience in exploration.

In 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples and certified standards to every batch samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy and precision.

Assay samples, coming from channel samples and core halves varying in length from 0.5 to 1.5 meter are sent for assaying to Laboratoire Expert Inc. in Rouyn-Noranda. Samples are assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. Repeats are carried out on mineralized intersections of interest and on the majority of the samples containing 1 g/t Au or more. The most significant intersections are re-assayed at SGS Laboratory of Rouyn-Noranda.

Virginia Gold Mines Inc. is among the most active mining exploration companies in Quebec with a working capital of over $17 million, debt free, and with approximately 36 million shares issued and outstanding. Virginia’s shares trade on the Toronto Stock Exchange (TSX) under the symbol VIA. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

For further information:
André Gaumond, President
Amélie Laliberté, Investor Relations
Tel: (800) 476-1853 -(418) 694-9832
Fax: (418) 694-9120
E-mail: mines@virginia.qc.ca
Internet: www.virginia.qc.ca